UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On February 25, 2026, Megan Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a reasonable best-efforts public offering (the “Offering”), an aggregate of 20,750,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), at a public offering price of US$0.40 per share, for aggregate gross proceeds of US$8.3 million, before deducting placement agent fees and other offering expenses. There was no minimum offering amount required as a condition to closing. The Offering closed on February 27, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-292850) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The final prospectus relating to the Offering was filed with the SEC on February 27, 2026.

D. Boral Capital LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a placement agency agreement dated February 25, 2026 (the “Placement Agency Agreement”). The Company paid the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering.

The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, termination rights of the parties and indemnification obligations of the Company. The Company also granted the Placement Agent certain tail financing rights for a period of twelve (12) months following termination or expiration of the engagement, subject to the terms of the Placement Agency Agreement.

The Company intends to use the net proceeds from the Offering primarily for business expansion, product development and general corporate purposes.

The foregoing descriptions of the Securities Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

On February 26, 2026, the Company issued a press release regarding the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

On February 27, 2026, the Company issued a press release regarding the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement, dated February 25, 2026 by and between the Company and the Placement Agent
10.2	Form of Securities Purchase Agreement by and between the Company and the Purchasers
99.1	Press Release dated February 26, 2026 on Pricing of the Offering
99.2	Press Release dated February 27, 2026 on Closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026	Megan Holdings Limited

	By:	/s/ Hoo Wei Sern
	Name:	Hoo Wei Sern
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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